

Matt Coy · 3rd

President at Game Changer MVP

Dallas/Fort Worth Area · 500+ connections · Contact info

 Game Changer MVP

San Diego State University

Experience



Game Changer MVP
2 yrs 11 mos



President
Full-time
Nov 2019 – Present · 2 mos
Dallas, Texas

COO
Dec 2018 – Nov 2019 · 1 yr
Dallas/Fort Worth Area



Executive Vice President & General Manager
Feb 2017 – Nov 2019 · 2 yrs 10 mos
Dallas/Fort Worth Area

Partner in a small production company that services the sports, entertainment, music, corporate, and gaming businesses. Oversee marketing, social media, web and communications for company. Co-Lead of business development.

Executive Producer
CONCACAF / SUM
Mar 2019 – Jun 2019 · 4 mos
Dallas, Texas

Oversaw all Sport Presentation for 2019 Concacaf Gold Cup. Hired and managed Venue Producers. Oversaw all content. Managed scripts. Produced opening and final match.

Venue Producer
Pyeongchang 2018 Olympics & Paralympics Organizing Committee
Feb 2018 · 1 mo
Pyeongchang-gun, Gangwon-do, Korea

Oversee Sport Presentation for Men's and Women's Ice Hockey Arena. Produce mens and womens games and handle every aspect of sport presentation. Manage production and entertainment and also all paid and volunteer staff.

Senior Director, Content & Presentation
San Diego Padres
Jan 2015 – Jan 2017 · 2 yrs 1 mo
San Diego, CA

Directed department of 34 full time staff and 70 part time staff on game days. Oversee game day presentation, social media, entertainment, broadcasting, content, creative services, a/v engineering, a/v production, mascot and promotion team. Produce all games.

Venue Producer

Rio 2016 Summer Olympic Games

Aug 2016 · 1 mo

Rio de Janeiro, Brazil

Oversee Sport Production for beach volleyball venue. Produce all mens and womens games and handle every aspect of sport production. Manage production and entertainment and also all paid and volunteer staff.

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Education

San Diego State University

B. S, Television, Film & New Media Production

San Diego State University-California State University

Television Broadcasting

Skills & Endorsements

Broadcast · 93

Endorsed by **2 of Matt's colleagues at San Diego Padres**

Final Cut Pro · 78

Endorsed by **Tim Wuolle and 1 other who is highly skilled at this**

Endorsed by **9 of Matt's colleagues at San Diego Padres**

Sports · 69

Endorsed by **Tom Catlin and 4 others who are highly skilled at this**

Endorsed by **5 of Matt's colleagues at San Diego Padres**

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